Auditors’ Report and Consolidated Financial Statements of

PLATINUM GROUP METALS LTD.

August 31, 2005

Independent Auditors’ Report

To the Shareholders of

Platinum Group Metals Ltd.

(An exploration stage company)

We have audited the consolidated balance sheets of Platinum Group Metals Ltd. (an exploration stage company) as at August 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended August 31, 2005 and the cumulative period from March 16, 2000 to August 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2005 and the cumulative period from March 16, 2000 to August 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Independent Registered Chartered Accountants

Vancouver, British Columbia

October 24, 2005

Comments by Auditors on Canada - United States of America

Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated October 24 , 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 2 (f) to the consolidated financial statements.  Our report to the shareholders, dated October 24 , 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants

Vancouver, Canada

October 24, 2005

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Balance Sheets

August 31

	2005	2004
ASSETS

CURRENT
Cash and cash equivalents	$ 2,750,461	$ 2,423,176
Marketable securities (market value - $272,375;
2004 - $641,375)	251,750	331,750
Amounts receivable (Note 3)	344,059	241,135
Prepaid expenses and other	53,575	16,902
Total current assets	3,399,845	3,012,963
PERFORMANCE BONDS	24,685	11,292
MINERAL PROPERTIES (Note 5)	12,091,549	5,995,550
FIXED ASSETS (Note 6)	189,108	114,214
Total assets	$ 15,705,187	$ 9,134,019

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 1,997,633	$ 659,895
Current portion of capital lease obligation	5,929	-
Total current liabilities	2,003,562	659,895
CAPITAL LEASE OBLIGATION	22,569	-
FUTURE INCOME TAXES (Note 9)	-	427,000
Total liabilities	2,026,131	1,086,895

SHAREHOLDERS' EQUITY

Share capital (Note 7)	23,513,389	14,990,075
Contributed surplus (Note 2 (f))	1,723,198	134,932
Deficit accumulated during the exploration stage	(11,557,531)	(7,077,883)
Total shareholders' equity	13,679,056	8,047,124
Total liabilities and shareholders' equity	$ 15,705,187	$ 9,134,019

CONTINUING OPERATIONS (Note 1)

CONTINGENCIES AND COMMITMENTS (NOTE 10)

APPROVED BY THE DIRECTORS:

____________________________________

R. Michael Jones, Director

____________________________________

Frank Hallam, Director

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Operations

Cumulative
amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2005	2004	2003	2005

EXPENSES
Amortization	$ 75,760	$ 31,768	$ 15,464	$ 142,579
Annual general meeting	33,199	32,125	27,060	96,101
Corporate finance fees	-	100,000	-	125,000
Filing and transfer agent fees	84,996	57,756	37,986	236,368
Insurance	30,840	13,674	9,938	65,718
Management and consulting fees	326,167	322,996	232,201	1,127,854
News releases, print and mailout	416,083	21,938	13,960	451,981
Office and miscellaneous	102,220	84,368	50,303	331,347
Other taxes	-	6,500	29,875	83,766
Professional fees	193,765	130,383	143,357	804,196
Promotion	130,897	126,464	42,560	316,736
Property investigations	1,163	4,591	41,508	127,404
Rent	88,090	76,619	41,896	238,885
Salaries and benefits	604,260	404,936	167,115	1,264,096
Shareholder relations	75,323	38,090	159,532	550,535
Stock compensation expense
(Note 7 (c))	1,283,289	92,881	42,051	1,418,221
Telephone	45,197	39,533	18,654	130,036
Travel	258,125	231,507	50,364	621,973
	(3,749,374)	(1,816,129)	(1,123,824)	(8,132,796)
Less interest and other income	218,373	430,106	177,068	910,719
Loss before other items	(3,531,001)	(1,386,023)	(946,756)	(7,222,077)
Other items:
Mineral property costs written off	974,294	1,044,542	815,714	3,932,746
Write-down of investment in and
advances to Active Gold Group
Ltd. (Note 4)		127,488		90,062		24,725	242,275
(Gain) loss on sale and write-down
of marketable securities		(51,200)		-		(12,802)	(42,632)
Loss on sale of furniture		7,065		-		-	7,065
Equity in loss of Active Gold
Group Ltd. (Note 4)		-		-		187,000	187,000
		1,057,647		1,134,604		1,014,637	4,326,454
Loss for the period before income taxes		(4,588,648)		(2,520,627)		(1,961,393)	(11,548,531)
Future income tax recovery		793,000		278,000		212,400	1,737,000
Loss for the period		$ (3,795,648)		$ (2,242,627)		$ (1,748,993)	$ (9,811,531)
Basic and diluted loss per share	$ (0.10)		$ (0.07)		$ (0.07)		Weighted-average number of
	39,194,947		31,640,642		25,982,475		common shares outstanding

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

From commencement of operations, March 16, 2000, to August 31, 2005

							Deficit
				Flow-through			accumulated
	Common shares		Obligation	special			during	Total
	without par value		to issue	warrants		Contributed	exploration	shareholders'
	Shares	Amount	shares	Number	Amount	surplus	stage	equity

Issued for cash	1,395,001	$ 89,000	$ -	2,605,000	$ 521,000	$ -	$ -	$ 610,000
Issued for mineral properties	-	-	20,000	-	-	-	-	20,000
Net loss	-	-	-	-	-	-	(39,956)	(39,956)
Balance, August 31, 2000	1,395,001	89,000	20,000	2,605,000	521,000	-	(39,956)	590,044
Issued for cash	3,195,391	1,356,532	-	2,383,090	1,107,771	-	-	2,464,303
Issued upon exercise of share purchase warrants	2,000	1,100	-	-	-	-	-	1,100
Issued for mineral properties	210,000	57,050	(17,400)	-	-	-	-	39,650
Issued upon exercise of special warrants	2,605,000	521,000	-	(2,605,000)	(521,000)	-	-	-
Issued upon exercise of flow through special warrants	2,383,090	1,107,771	-	(2,383,090)	(1,107,771)	-	-	-
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(310,000)	(310,000)
Net loss	-	-	-	-	-	-	(482,687)	(482,687)
Balance at August 31, 2001	9,790,482	3,132,453	2,600	-	-	-	(832,643)	2,302,410
Issued for cash	6,864,001	1,951,135	-	-	-	-	-	1,951,135
Issued for mineral properties	102,728	36,509	(2,600)	-	-	-	-	33,909
Issued to acquire New Millennium Metals	5,468,421	1,310,385	-	-	-	-	-	1,310,385

See accompanying notes to the consolidated financial statements.

Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(266,000)	(266,000)
Net loss	-	-	-	-	-	-	(1,501,620)	(1,501,620)
Balance, August 31, 2002	22,225,632	6,430,482	-	-	-	-	(2,600,263)	3,830,219
Issuance of flow-through common shares for cash	1,181,346	678,589	-	-	-	-	-	678,589
Issuance of common shares for cash	3,062,500	1,411,342	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option (Note 7)	571,603	200,061	-	-	-	-	-	200,061
Issued on exercise of warrants	645,990	233,389	-	-	-	-	-	233,389
Issued on exercise of stock options	96,500	35,075	-	-	-	-	-	35,075
Issued for mineral properties	47,696	16,140	-	-	-	-	-	16,140
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(140,000)	(140,000)
Stock options granted to consultants	-	-	-	-	-	42,051	-	42,051
Net loss	-	-	-	-	-	-	(1,748,993)	(1,748,993)
Balance, August 31, 2003 carried forward	27,831,267	9,005,078	-	-	-	42,051	(4,489,256)	4,557,873

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Shareholders' Equity

From commencement of operations, March 16, 2000, to August 31, 2005

Balance, August 31, 2003 brought forward	27,831,267	$ 9,005,078	$ -	$ -	$ -	$ 42,051	$ (4,489,256)	$ 4,557,873
Issuance of flow-through common shares for cash	1,056,000	1,267,200	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,810,207	3,226,590	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,747,032	1,428,407	-	-	-	-	-	1,428,407
Issued on exercise of stock options	132,000	59,200	-	-	-	-	-	59,200
Issued for mineral properties	10,909	3,600	-	-	-	-	-	3,600
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(346,000)	(346,000)
Stock options granted to consultants	-	-	-	-	-	92,881	-	92,881
Net loss	-	-	-	-	-	-	(2,242,627)	(2,242,627)

Balance, August 31, 2004	34,587,415	14,990,075	-	-	-	134,932	(7,077,883)	8,047,124
Cumulative effect of change in accounting policy
(Note 2 (f))	-	-	-	-	-	318,000	(318,000)	-
Issuance of flow-through common shares for cash	173,267	259,901	-	-	-	-	-	259,901
Issuance of common shares for cash	5,000,000	5,441,078	-	-	-	-	-	5,441,078
Issued on exercise of warrants	2,469,949	2,272,462	-	-	-	-	-	2,272,462
Issued on exercise of stock options	903,000	521,873	-	-	-	(13,023)	-	508,850
Issued for mineral properties	25,000	28,000	-	-	-	-	-	28,000
Future income taxes relating to exploration
expenditures applicable to flow-through shares	-	-	-	-	-	-	(366,000)	(366,000)
Stock options granted	-	-	-	-	-	1,283,289	-	1,283,289
Net loss	-	-	-	-	-	-	(3,795,648)	(3,795,648)
Balance, August 31, 2005	43,158,631	$ 23,513,389	$ -	-	$ -	$ 1,723,198	$ (11,557,531)	$ 13,679,056

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2005	2004	2003	2005

OPERATING ACTIVITIES
Loss for the period	$(3,795,648)	$ (2,242,627)	$ (1,748,993)	$ (9,811,531)
Add items not affecting cash
Amortization	75,760	31,768	15,464	142,579
Loss on sale of capital assets	7,065	-	-	7,065
Equity in loss of Active Gold Group Ltd.	-	-	187,000	187,000
Write-down of investment in and
advances to Active Gold Group Ltd.	127,488	90,062	24,725	242,275
Future income tax recovery	(793,000)	(278,000)	(212,400)	(1,737,000)
(Gain) loss on disposal and write-down
of marketable securities	(51,200)	-	(12,802)	(42,632)
Mineral property costs written off	974,294	1,044,542	815,714	3,932,746
Finders fee received in shares (Note 8)	-	-	(100,000)	(100,000)
Gain on sale of mineral property	-	(240,000)	-	(240,000)
Non-cash share compensation expense	1,283,289	92,881	42,051	1,418,221

See accompanying notes to the consolidated financial statements.

Net change in non-cash working
capital (Note 11)	(419,954)	333,541	309,431	(68,856)
	(2,591,906)	(1,167,833)	(679,810)	(6,070,133)

FINANCING ACTIVITIES
Performance bonds	(13,393)	(11,292)	-	(24,685)
Issuance of common shares	8,482,291	5,981,397	2,558,456	20,152,237
Issuance of flow-through special warrants	-	-	-	1,107,771
Issuance of special warrants	-	-	-	521,000
	8,468,898	5,970,105	2,558,456	21,756,323

INVESTING ACTIVITIES
Costs to acquire New Millennium Minerals	-	-	-	(231,325)
Acquisition of capital assets	(160,177)	(105,095)	(30,740)	(337,513)
Sale of capital assets	2,456	-	-	2,456
Acquisition cost of mineral properties	(1,176,074)	(467,177)	(443,669)	(2,506,371)
Exploration expenditures	(4,219,624)	(2,711,412)	(1,341,969)	(9,826,981)
Investment in and advances to Active Gold
Group Ltd.	3,712	(90,062)	(160,327)	(246,677)
Proceeds on sale of marketable securities	-	-	193,802	210,682
	(5,549,707)	(3,373,746)	(1,782,903)	(12,935,729)
Net increase in cash and cash equivalents	327,285	1,428,526	95,743	2,750,461
Cash and cash equivalents, beginning of period	2,423,176	994,650	898,907	-
Cash and cash equivalents, end of period (Note 11)	$ 2,750,461	$ 2,423,176	$ 994,650	$ 2,750,461

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

(i)

During the year ended August 31, 2005, the Company issued 25,000 common shares with a value of $28,000 in connection with the acquisition of mineral properties.

(ii)

During the year ended August 31, 2005 the Company acquired 1,407,069 shares of Active Gold Group Ltd. (Active Gold") from six of Active Gold's founding shareholders, all of whom are at arm's length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, paid from the Company's holdings of that security. As Active Gold is estimated to have nominal value, the transaction was entered into for the purpose of preserving existing business relationships. The Company therefore recorded the exchange as an expense.

(iii)

During the year ended August 31, 2004, the Company issued 10,909 common shares with a value of $3,600 in connection with the acquisition of mineral properties.

(iv)

During the year ended August 31, 2004, the Company received marketable securities with a fair value of $33,750 relating to the recovery of mineral properties' costs.

(v)

During the year ended August 31, 2004, the Company received 1,200,000 shares of Sydney Resource Corp. (TSXV:SYR) with a value of $0.20 per share in exchange for sale of a 100-percent interest in the Company's Simlock Creek, British Columbia gold project and the termination of the earn-in requirements under a related option agreement.

(vi)

During the year ended August 31, 2003, the Company issued 47,696 common shares with a value of $16,140 in connection with the acquisition of mineral properties.

(vii)

During the year ended August 31, 2003, the Company issued 571,603 shares on exercise of an option  in exchange for previous reimbursement of exploration expenditures in the amount of $200,061.

(viii)

During the year ended August 31, 2003, the Company received marketable securities with a fair value of $45,500 relating to the recovery of mineral properties costs.

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

No interest or income tax expenses were paid during the periods disclosed.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

1.CONTINUING OPERATIONS

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”).  The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 13.

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (PTY) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and conducts operations in the Republic of South Africa. All significant intercompany balances and transactions have been eliminated upon consolidation.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a quarterly basis and if the carrying values exceed estimated recoverable values, then these costs are written down to fair value. If put into production, the costs of acquisition and exploration will be amortized over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments, which are readily convertible to cash and have original maturities of 90 days or less.

(d)

Marketable securities and investments

Marketable securities are recorded at the lower of cost or market value.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest, are accounted for using the equity method.  Under this method, the Company’s share of the investee’s earnings or losses is included in operations and its investments therein are adjusted by a like amount.  Dividends received from these investments are credited to the investment accounts.

Other long-term investments are accounted for using the cost method, whereby income is included in operations when received or receivable.

Provisions for impairment of long term investments are made, where necessary, to recognize other than temporary declines in value.

(e)

Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment

30%

Computer software

30%

Office furniture and equipment

20%

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Stock-based compensation

Effective September 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  Under the amended standards of this section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods.  The compensation cost related to stock options granted after September 1, 2004 is recorded in operations.

Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after September 1, 2002.  The amended recommendations have been applied retroactively from September 1, 2002 without restatement of prior periods.  As a result, as of September 1, 2004, the deficit was increased by $318,000, contributed surplus was increased by $304,977, and share capital was increased by $13,023 for share purchase options granted in prior years and exercised in 2005.

The total compensation expense recognized in the statement of operations for share purchase options granted in 2005 amounts to $1,283,289.  Had the same basis been applied to share purchase options granted in 2004 and 2003, net earnings would have been as follows:

	2004	2003

Net loss	$ 2,242,627	$ 1,748,993
Additional compensation expense	241,000	77,000
Pro forma net loss	$ 2,483,627	$ 1,825,993

Pro forma basic and diluted loss per share	$ (0.08)	$ (0.07)

For the year ended August 31, 2004, stock-based compensation expense was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 200%, an annual risk free interest rate of 3.97% and expected lives of 3.47 years.  The weighted average fair value of share purchase options granted in 2004 was $1.04 per option.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)

Stock-based compensation (continued)

For the year ended August 31, 2003, stock-based compensation expense was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 87%, an annual risk free interest rate of 3.73% and expected lives of 3.50 years.  The weighted average fair value of share purchase options granted in 2003 was $0.57 per option.

Please refer to Note 7 (c) for a summary of stock options granted in the current period and the related valuation assumptions.

(g)

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h)

Earnings (loss) per common share

Basic earnings per share are calculated using the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(i)

Financial instruments

The fair values of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and capital lease obligation reflected in the balance sheet approximate their respective carrying values. The fair value of marketable securities are as disclosed on the balance sheet.

Price risk is the risk that the value of the Company’s financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

2.SIGNIFICANT ACCOUNTING POLICIES (Continue)

(j)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant items where management’s judgement is applied include provisions for loss on and the estimated recoverable amount of assets, depreciation, income tax provisions, contingent liabilities, stock compensation and asset retirement obligations. Actual results could differ from those estimates.

(k)

Asset retirement obligations

The CICA issued Section 3110, Asset Retirement Obligations, which became effective January 1, 2004.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for the accretion of discount and any changes in the underlying cash flows.  The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Adoption of this standard did not have a material impact on the Company’s financial statements.

3.

AMOUNTS RECEIVABLE

	2005	2004

Advances receivable	$ 15,786	$ -
Goods and services tax recoverable	7,799	33,186
South African value added tax ("VAT") recoverable	263,466	198,449
Interest receivable	380	9,500
Other	56,628	-
	$ 344,059	$ 241,135

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

4.INVESTMENTS

(a)

Active Gold Group Ltd.

At August 31, 2003 the Company held 1,461,905 shares (26.79%) of Active Gold Group Ltd. at a cost of $160,327. Active Gold was a private corporation founded by the Company that attempted to acquire and develop gold projects in South Africa.  Active Gold failed to achieve a prospecting license for its Rooderand Gold Project and the project was abandoned.  The Company is now dormant.  Advances by the Company to Active Gold in the normal course of business during 2003 amounted to $45,487 and in 2004 amounted to $90,062.  In 2003 the Company wrote off its investment in and advances to Active Gold after recognizing its equity in that company’s losses.  Advances in 2004 were written off in the year they occurred.

On September 30, 2004 the Company acquired 1,407,069 shares of Active Gold from six of its other founding shareholders, all of whom were at arm’s length to the Company, in exchange for 399,999 shares (market value $131,200) of Sydney Resource Corporation (“SYR”), paid from the Company’s holdings of that security (see Note 4 (c)). As Active Gold was of nominal value, the transaction was entered into for the purpose of preserving existing business relationships.  PTM, therefore, recorded the exchange as an expense of $131,200.

(b)

MAG Silver Corporation

In 2003 the Company earned a finders’ fee of 200,000 shares of MAG Silver Corporation, a company with one director and one officer in common with the Company, with an assigned value of $0.50 per share for introducing MAG Silver to certain individuals and mineral properties located in Mexico. During 2003 the Company sold 100,000 of these shares for proceeds of $67,630. The remaining 100,000 MAG shares owned by the Company had a market value of $85,000 at August 31, 2005 and are included in marketable securities.

(c)

Sydney Resource Corporation

In 2002 New Millennium granted SYR, a company with two directors in common with the Company, an option to earn a 50% interest in New Millennium’s 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia.  On December 2, 2003 the Company and SYR agreed to terminate the Option and the Company then sold the property to SYR outright in exchange for 1,200,000 shares of SYR at a value of $0.20 per share.  At August 31, 2005 the Company held 800,001 SYR shares with an aggregate cost of $160,000.  The shares are included in marketable securities.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES

Mineral properties consist of the following:

	2005	2004	2003
Annual expenditure by category

Total, beginning of year	5,995,550	3,891,653	2,951,089

Acquisition costs	$ 1,815,434	$ 515,777	$ 459,809
Assays and geochemical	575,258	315,001	220,334
Drilling	2,724,747	1,081,099	365,780
Geological	1,049,247	979,836	460,875
Geophysical	164,052	155,532	80,440
Maps, fees and licenses	11,961	26,904	37,318
Reclamation	-	4,480	-
Site administration	713,044	72,150	35,279
Travel	71,550	76,411	56,108
	7,125,293	3,227,189	1,715,943
Less recoveries (adjustments)	55,000	78,750	(40,335)
	7,070,293	3,148,439	1,756,278
Subtotal	13,065,843	7,040,092	4,707,367
Less amounts written off	(974,294)	(1,044,542)	(815,714)
Total, end of year	$12,091,549	$ 5,995,550	$ 3,891,653

	2005	2004	2003
Annual balance by category

Acquisition costs	$ 3,165,479	$ 1,899,705	$ 1,912,895
Deferred exploration costs	8,926,070	4,095,845	1,978,758
	$12,091,549	$ 5,995,550	$ 3,891,653

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

Details of specific mineral properties are as follows:

		Costs			Costs	Properties
	August 31,	(Recoveries)	Properties	August 31,	(Recoveries)	Written	August 31,
Property	2003	During Year	Written Off	2004	During Year	Off	2005

ONTARIO
Agnew Lake	$ 350,997	$ (19,145)	$ -	$ 331,852	$ (55,000)	$ (276,852)	$ -
Dog River	212,634	1,576	-	214,210	307	(214,517)	-
Lakemount	9,910	949,882	-	959,792	256,592	-	1,216,384
LDI River	594,942	160,898	-	755,840	83	-	755,923
Moss Lake	-	10,844	-	10,844	145,801	-	156,645
Pebble	131,322	10,961	-	142,283	94,425	(236,708)	-
S Legris	559,052	28,317	(587,369)	-	5,811	-	5,811
Seagull	-	8,341	-	8,341	772,600	-	780,941
Senga	60,427	-	(60,427)	-	-	-	-
Shelby Lake	556,331	141,675	-	698,006	885	-	698,891
Taman	159,572	2,771	(162,343)	-	-	-	-
Taman East	69,444	531	(69,975)	-	-	-	-
Other	198,220	162,255	(138,138)	222,337	29,133	(230,767)	20,703
	2,902,851	1,458,906	(1,018,252)	3,343,505	1,250,637	(958,844)	3,635,298

SOUTH AFRICA
Tweespalk	125,426	590,708	-	716,134	120,513	-	836,647
War Springs	139,759	494,122	-	633,881	1,102,405	-	1,736,286
Western Bushveld JV	693,558	540,891	-	1,234,449	4,532,936	-	5,767,385
Other	30,059	63,812	(26,290)	67,581	63,802	(15,450)	115,933
	988,802	1,689,533	(26,290)	2,652,045	5,819,656	(15,450)	8,456,251
Total	$ 3,891,653	$ 3,148,439	$(1,044,542)	$ 5,995,550	$ 7,070,293	$ (974,294)	$ 12,091,549

(a)

Ontario

(i)

Agnew Lake

The Company has earned a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor. The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation (“PFN”) on June 18, 2000. PFN may acquire up to a 50% interest in the Agnew Lake Property by issuing 50,000 shares to the Company (received), making cash payments to the Company totalling $200,000 (received) and incurring $500,000 in exploration costs to its own account. In the event that PFN does not incur the required $500,000 in exploration expenses they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares. According to the terms of a 2001 amendment PFN has paid the Company four payments of 75,000 PFN shares towards the exercise of PFN’s option. PFN is the project operator and is responsible for completion of all assessment and filing requirements as long as it remains operator.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(a)

Ontario (continued)

(i)

Agnew Lake (continued)

On June 22, 2001, the Company and PFN optioned their property interests to Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited. Kaymin may acquire a 50% interest in the combined rights and interests of the Company and PFN by making cash payments of $200,000 to each party (received) and incurring exploration expenditures of not less than $6,000,000. Kaymin can earn an additional 10% interest by completing a bankable feasibility study and arranging financing for any development or construction.

At August 31, 2004, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $3,140,805 to be performed through the joint venture arrangement with PFN and Kaymin.  At August 31, 2005 the project was not active and the Company wrote off its remaining investment in the property amounting to $276,852.  Subsequent to August 31, 2005 Kaymin advised the Company that it would cease further funding of the project.  Kaymin also notified the Company that they will vest as to a 26.17% interest in the property in accordance with the terms of their option agreement .

(ii)

Dog River

The Company acquired a 100% interest in the Dog River property, located in the Lac des Iles area, subject to a 2.5% NSR royalty in favour of the original vendor.  The Dog River property was abandoned as of May 31, 2005, resulting in a write-off in the amount of $214,517.

(iii)

Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. The Company may earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($1,079,611 incurred to August 31, 2005) and by making staged payments totalling $150,000 ($50,000 paid) and 150,000 common shares (25,000 issued) by December 31, 2008. The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder. The property is subject to NSR royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%, subject to buy-out and buy-down provisions.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(a)

Ontario (continued)

(iv)

Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property in exchange for payments of $38,500 over three years (paid) and the completion of exploration expenditures in the amount of $1,000,000 over five years, $548,399 of which has been incurred to August 31, 2005. The Lac des Iles River Option Agreement was amended January 27, 2005 to allow the Company an additional three years, to May 5, 2008, to meet its exploration commitments in exchange for making annual cash payments of $5,000 to May 5, 2008 ($20,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.

(v)

Moss Lake

On August 5, 2004 the Company optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($25,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which the Company may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

(vi)

Pebble

On March 30, 2000, the Company acquired an option to earn a 51% interest in the Pebble property located near Thunder Bay, Ontario in exchange for cash payments of $34,000 (paid) and the expenditure of $500,000 ($197,308 incurred) in exploration.  The agreement was extended in 2005 to allow the Company additional time to meet its exploration commitments in exchange for a $5,000 payment.  The property was subsequently abandoned as of May 31, 2005, resulting in a write-off of $236,708.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(a)

Ontario (continued)

(vii)

South Legris

In April 2000 the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (paid) and the expenditure of $1,000,000 ($492,330 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company terminated the option in 2004 and $587,369 in deferred costs related to the property were written off at August 31, 2004. The South Legris Option Agreement was later amended on January 27th, 2005 to allow the Company an additional three years (to April 10,2008) to meet it’s exploration commitments in exchange for making annual cash payments of $5,000 to April 10, 2008 ($15,000 total) and undertaking a minimum of $50,000 in annual exploration expenditures. The Company can earn an additional 10% interest in the property by completing a feasibility study within 36 months of earning the 50% interest described above.

(viii)

Seagull

On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. The Company can earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years. Cumulative exploration expenditures required are $500,000 ($697,978 incurred to August 31, 2005) within 12 months from the date of the option agreement, $1.5 million within 24 months, $3.0 million within 36 months, $5.0 million within 48 months, and a cumulative total of $7.5 million within 60 months from the date of the option agreement. The Company can earn an additional 10% property interest by completing a bankable feasibility study for the property and may then earn a further 10% property interest by providing or arranging production financing. Required cash payments to the vendors are an initial $75,000 within 30 days of the agreement (paid), $75,000 within year one, $125,000 within year two, $125,000 within year three, $150,000 within year four, and $200,000 within year five for an aggregate total of $750,000. The property is subject to underlying NSR Royalties of 2.4% from which the Company may buy-back 1.4% for $2.0 million.  The payment due September 24, 2005 has not been paid and the Company is renegotiating the terms of the agreement with the vendors.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(a)

Ontario (continued)

(ix)

Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located in the Lac des Iles area. To earn a 50% interest the Company is required to make cash payments of $10,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. To August 31, 2005 the Company has incurred costs of $565,444 (August 31, 2004 - $564,559). The Company may earn a further 10% interest by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase one half back for $500,000.

(b)

Republic of South Africa

(i)

War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2005 total $2,572,933 (August 31, 2004 - $1,350,015).

The Company may purchase 100% of these mineral rights at any time within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. Old Order prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War Springs property. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

Under the new Minister and Petroleum Resources Development Act (2002), which became effective in May 2004, Old Order permits must be converted into New Order permits during a transition period.  This process is underway for the War Springs and Tweespalk properties.  The June 3, 2002 option agreement provides for amendments as may be needed to maintain the parties in the same commercial position as they were in under the preceding mineral legislation and such amendments are yet to be completed.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(b)

Republic of South Africa (continued)

(i)

War Springs and Tweespalk (continued)

Black Economic Empowerment groups Africa Wide Mineral Prospecting and Exploration (Pty) Limited and Taung Minerals (Pty) Ltd. each have been granted a 15% interest in the War Springs project carried to bankable feasibility.  The Company’s retains a net 70% project interest.

Africa Wide also has a 30% participating interest in the Tweespalk property.  The Company has not recorded a receivable for Africa Wide’s share of costs to date, which at August 31, 2005 are calculated to be $250,994 (August 31, 2004 - $214,840).  The Company expects that Africa Wide will be able to fund their share of costs in the future and amounts recovered from Africa Wide will be treated as a reduction of costs relating to the Tweespalk property.

(ii)

Western Bushveld Joint Venture

On October 26, 2004 the Company entered into a joint venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the “WBJV”) to pursue platinum exploration and development on combined mineral rights covering 67 square km on the Western Bushveld Complex of South Africa.  The transaction closed effective January 26, 2005. The Company contributed all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ (see (ii) (1) and (ii) (2) below). Anglo Platinum contributed its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum will each own an initial 37% working interest in the WBJV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the WBJV in areas such as training, job creation and procurement.

The Company will also operate and fund an exploration program in the amount of Rand 35 million (at August 31, 2005 approx. US$5.4 million; C$6.44 million) over the next five years in order to earn its 37% interest in WBJV. Minimum expenditures in year one of Rand 5 million were completed by the Company before August 31, 2005.  Optional expenditures in years two and three are also Rand 5 million and in years four and five are Rand 10 million in each year. After R35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based on their working interest in the WBJV.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(b)

Republic of South Africa (continued)

(ii)

Western Bushveld Joint Venture (continued)

Once a bankable feasibility study has been completed the respective deemed capital contribution of each party will be credited by adding their contribution of measured, indicated, and inferred PGE ounces from the contributed properties comprising the WBJV, determined in accordance with the South African SAMREC code.  Inferred ounces will be credited at US$0.50 per ounce, indicated ounces will be credited at US$3.20 per ounce and measured ounces will be credited at US$6.20 per ounce. Each party will then have the opportunity to contribute additional capital in order to catch up any resulting shortfall in their contributed capital and thereby maintain their respective working interest in the JV. Should a party not wish to participate, the JV agreement provides a mechanism whereby the parties may elect to become “non-contributory” to the JV and by doing so they would be subject to dilution.

The Company has concluded that it has significant influence over the operations of WBJV and has therefore acquired an investment which will be recorded using the equity method.

The initial exchange of the Company’s pre-existing interests in the Elandsfontein and Onderstepoort properties for the interest in WBJV has been recorded at cost as it represents a non-monetary exchange.  The balance paid to date of the Company’s commitment to spend up to R35 million in exploration costs has also been recorded as a cost of the investment and is included under mineral properties.

(1)

Elandsfontein interest

In December 2002 the Company acquired an option to purchase 100% of the surface and mineral rights to 365.64 hectares of the farm Elandsfontein 102 JQ located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approx. C$29,500) and agreed to terms for the purchase of both mineral and surface rights.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. A dispute arose with the Vendors as to the purchase price and the matter was referred for Expert Determination as provided for in the option agreement.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(b)

Republic of South Africa (continued)

(ii)

Western Bushveld JV (continued)

(1)

Elandsfontein interest (continued)

In May 2005 the Company and the Vendors reached agreement whereby the Company would purchase all surface and mineral rights to the property in exchange for 7.2 million Rand payable in five instalments to December 15, 2005.  At August 31, 2005 payments of 4.2 million Rand had been made.  After year end, on September 16, 2005, the Company made a final discounted payment of R 2.8 million to close the purchase three months early for a reduced total cost of Rand 7.0 million.  In September 2005 the Company was granted a “New Order” prospecting permit under the new Mineral and Petroleum Resources Development Act (2002) over the Elandsfontein property.

(2)

Onderstepoort interest

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company may earn 100% of the mineral rights over 647 hectares and 50% of the mineral rights over the balance of 438 hectares. To earn its interests the Company must make aggregate prospecting and option payments over time to the vendors of R12.44 million (approximately C$2.24 million) ending April 2008.  Of this amount R443,000 has been paid.  During 2004 the Company was granted old order prospecting permits on five portions of the farm.  In 2005 the Company was granted New Order prospecting permits on the remaining two farm portions. Certain portions covering 569 ha are subject to the vendors right to participate as to a 7.5% working interest, or to convert 1% NSR royalty, which the Company may buy-back for R 5,000,000 (approximately C $900,000).

(c)

Write-down of mineral properties

During the year the carrying values of certain mineral properties of the Company were determined to be impaired, resulting in a write-off in the amount of $974,294 (2004 - $1,044,542).

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

5.MINERAL PROPERTIES (Continued)

(d)

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

6.

FIXED ASSETS

	2005
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and
software	$ 223,983	$ 103,650	$ 120,333
Leasehold improvements	22,970	7,345	15,625
Office furniture and
equipment	75,418	22,268	53,150
	$ 322,371	$ 133,263	$ 189,108

2004
		Accumulated	Net Book
	Cost	Amortization	Value
Computer equipment and
software	$ 133,917	$ 54,880	$ 79,037
Office furniture and
equipment	45,766	10,589	35,177
	$ 179,683	$ 65,469	$ 114,214

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

7.SHARE CAPITAL

(a)

Authorized

Unlimited common shares without par value

(b)

Issued and outstanding

During the year ended August 31, 2005:

(i)

the Company issued 25,000 common shares in connection with the acquisition of mineral properties at a fair value of $28,000.

(ii)

2,469,949 share purchase warrants were exercised for proceeds of $2,272,462 and 903,000 stock options were exercised for proceeds of $508,850.

(iii)

the Company closed brokered private placements for gross proceeds of $6,259,900 on April 14, 2005. Proceeds of $259,901 were from the sale of 173,267 flow-through shares at $1.50 per share and $6,000,000 was from the sale of 5,000,000 non-flow-through units at $1.20 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until October 14, 2006 at a price of $1.50 per share. Agent’s fees amounted to 7.0% of gross proceeds, which totalled $438,193, which was paid in cash. The Agents’ legal and other costs totalling $24,229 were paid by the Company. The Company paid $47,000 to its lawyers for legal costs relating to the private placement, $20,000 for consulting services, and $29,500 as a filing fee. The Agents also received 517,327 compensation options exercisable into common shares of the Company at a price of $1.50 per share until October 14, 2006.

During the year ended August 31, 2004:

(iv)

the Company issued 10,909 common shares in connection with the acquisition of mineral properties at a fair value of $3,600.

(v)

1,747,032 share purchase warrants were exercised for proceeds of $1,428,407 and 132,000 stock options were exercised for proceeds of $59,200.

(vi)

the Company completed a private placement for total proceeds of $2,040,000 through the issuance of 2,400,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $1.10 until October 31, 2004.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

7.SHARE CAPITAL (Continued)

(b)

Issued and outstanding (continued)

(vii)

the Company closed brokered private placements for gross proceeds of $2,721,555 on July 14, 2004. Proceeds of $1,267,200 were from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 was from the sale of 1,385,100 non-flow-through units at $1.05 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until January 14, 2006 at a price of $1.35 per share. Agent’s fees amounted to 8.0% of gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agents’ legal and other costs totalling $42,535 were paid by the Company. The Company paid $36,409 in legal costs relating to the private placement. The Agents also received 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005.

(c)

Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant.

The following tables summarize the Company’s outstanding stock options:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Options outstanding at August 31, 2002	2,061,000	$ 0.53
Granted	465,000	0.57
Exercised	(96,500)	0.67
Cancelled	(162,500)	0.36
Options outstanding at August 31, 2003	2,267,000	0.53
Granted	590,000	1.04
Exercised	(132,000)	0.45
Cancelled	(300,000)	0.60
Options outstanding at August 31, 2004	2,425,000	0.65
Granted	2,046,000	1.02
Exercised	(903,000)	0.56
Cancelled	(155,000)	1.05
Options outstanding at August 31, 2005	3,413,000	$ 0.88

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

7.SHARE CAPITAL (Continued)

(c)

Incentive stock option agreement (continued)

		Weighted
	Number	Average	Number
	Outstanding at	Remaining	Exercisable at
Exercise	August 31,	Contractual	August 31
Price	2005	Life (Years)	2005

$ 0.35	355,000	1.52	355,000
0.50	295,000	2.75	295,000
0.55	150,000	0.82	150,000
0.70	132,000	3.05	132,000
0.75	75,000	1.87	75,000
1.00	1,736,000	4.47	1,736,000
1.05	50,000	4.92	50,000
1.10	430,000	4.19	290,000
1.15	90,000	4.99	90,000
1.18	50,000	4.21	50,000
1.44	50,000	3.28	50,000
	3,413,000		3,273,000

(i)

During the year ended August 31, 2005 the Company granted 2,046,000 stock options to directors, officers, employees and consultants, (30,000 of which were cancelled during the same period). The Company has recorded $1,283,289 of compensation expense relating to stock options granted during the year. The stock-based compensation expense was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

August 31, 2005

Risk-free interest rate	2.93
Expected life of options	3.50
Annualized volatility	94%
Dividend rate	0.00%

(ii)

During the year ended August 31, 2004, the Company granted 75,000 stock options to consultants and 515,000 stock options to employees. The Company recorded compensation expense of $92,881 relating to the stock options granted to consultants.  No compensation expense was recorded for those granted to employees.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

7.SHARE CAPITAL (Continued)

(d)

Share purchase warrants

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at August 31, 2003	3,016,981	$ 0.79
Issued to private placement placees (Note 7 (b) (vi) and (vii))	1,892,550	1.19
Issued to agents on brokered financing (Note 7 (b) (vii))	253,663	1.21
Exercised and converted to common shares	(1,747,032)	0.82
Balance at August 31, 2004	3,416,162	1.03
Issued to private placement placees (Note 7 (b) (iii))	2,500,000	1.50
Issued to agents on brokered financing (Note 7 (b) (iii))	517,327	1.50
Expired during the period	(241,110)	1.20
Exercised and converted to common shares	(2,469,949)	0.92
Balance at August 31, 2005	3,722,430	$ 1.47

Of the 3,722,430 common share warrants outstanding at August 31, 2005, 705,103 are exercisable at $1.35 per warrant expiring on January 14, 2006; and 3,017,327 are exercisable at $1.50 per warrant expiring on October 14, 2006.

8.

RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)

Management, salary and consulting fees of $278,401 (2004 - $249,253, 2003 - $184,112) were incurred with directors during the year. At August 31, 2005, none was included in accounts payable (2004 - $Nil).

(b)

The Company received $134,757 (2004 - $152,353, 2003 - $38,525) during the year from MAG Silver Corp. (“MAG”), a company with a common director and common officer, under the terms of a 2003 service agreement for administrative services.

(c)

The Company received $39,000 (2004 - $Nil, 2003 - $Nil) for services during the year from SYR, a company with two directors in common with the Company.  At August 31, 2005 accounts receivable includes $52,992 due from SYR.

These transactions are in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the noted parties.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

9.INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2005	2004

Statutory tax rates	36%	36%

Recovery of income taxes computed at statutory rates	$ 1,657,420	$ 914,651
Effect of lower tax rates in foreign jurisdictions	(34,701)	(23,136)
Tax losses not recognized in the period that the
benefit arose	(829,719)	(613,515)
Future income tax recovery	$ 793,000	$ 278,000

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2005	2004
Future income tax assets
Operating loss carryforwards	$ 2,599,980	$ 1,763,054
Fixed assets	12,875	24,357
Mineral properties	72,993	-
Share issuance costs	287,579	194,496
Valuation allowance on future income tax assets	(2,973,427)	(1,981,907)
	$ -	$ -

Future income tax liability
Mineral properties	$ -	$ 427,000
	$ -	$ 427,000

The Company has Canadian non-capital loss carryforwards available to offset future taxable income in the amount of approximately $6.0 million, which expire at various dates from 2006 to 2012.

The Company has South African non-capital loss carryforwards available to offset future taxable income in the amount of approximately $842,000, which do not expire, subject to business continuity.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

10.CONTINGENCIES AND COMMITMENTS

The Company’s minimum payments under its office and equipment lease agreements, which it has entered into for the years ending on August 31, as well as its South African subsidiary commitments, are as follows as at August 31, 2005.

2006	$ 650,952
2007	76,575
2008	9,608
2009	9,608
2010	-
$ 746,743

On September 16, 2005 the Company settled $556,000 of its 2006 commitments by completing the Elandsfontein acquisition in South Africa (see Note 14 (a)).

11.

SUPPLEMENTARY CASH FLOW INFORMATION

(a)

Net change in non-cash working capital

				Cumulative
				amount from
	Year ended	Year ended	Year ended	March 16, 2000
	August 31,	August 31,	August 31,	to August 31,
	2005	2004	2003	2005

Amounts receivable	$ (102,923)	$ (164,724)	$ 217,633	$ (122,826)
Prepaid expenses and other	(36,673)	7,918	33,678	(53,575)
Accounts payable	(280,358)	490,347	58,120	107,545
	$ (419,954)	$ 333,541	$ 309,431	$ (68,856)

(b)

Cash and cash equivalents

Cash and cash equivalents consists of the following:

	2005	2004	2003

Cash	$ 693,661	$ 273,176	$ 194,650
Short-term deposits	2,056,800	2,150,000	800,000
	$ 2,750,461	$ 2,423,176	$ 994,650

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

12. SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	August 31,	August 31,
	2005	2004

Canada	$ 3,635,298	$ 3,343,505
South Africa	8,456,251	2,652,045
	$ 12,091,549	$ 5,995,550

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Consolidated Balance Sheet

	2005	2004

Total assets under Canadian GAAP	$ 15,705,187	$ 9,134,019
Decrease in mineral properties due to expensing of exploration costs (a)	(8,926,070)	(4,095,845)
Marketable securities (d)	20,625	309,625
Total assets under US GAAP	$ 6,799,742	$ 5,347,799

Total liabilities under Canadian GAAP	$ 2,026,131	$ 1,086,895
Liability relating to issuance of flow-through shares (b)	30,264	110,629
Decrease in future income tax liability due to expensing of exploration costs (a)	-	(427,000)
	2,056,395	770,524

Shareholders' equity under Canadian GAAP	13,679,056	8,047,124
Cumulative mineral properties adjustment (a)	(8,926,070)	(4,095,845)
Cumulative future income taxes adjustment (a)	-	427,000
Liability recorded upon issuance of flow-through shares (b)	(30,264)	(110,629)
Marketable securities (d)	20,625	309,625
Shareholders' equity under US GAAP	4,743,347	4,577,275
Total liabilities and shareholders' equity under US GAAP	$ 6,799,742	$ 5,347,799

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Loss and Deficit

				Cumulative
				from
				March 16,
	Year ended	Year ended	Year ended	2000 to
	August 31,	August 31,	August 31,	August 31,
	2005	2004	2003	2005

Net loss under Canadian GAAP	$ (3,795,648)	$(2,242,627)	$(1,748,993)	$ (9,811,531)
Mineral property costs
written off (a)	974,294	1,044,542	815,714	3,925,421
Acquisition costs included
in write off (a)	(494,660)	(450,217)	(309,786)	(1,760,500)
Mineral property exploration
expenditures (a)	(5,309,860)	(2,711,412)	(1,427,706)	(11,090,993)
Future income taxes (a), (b)	(660,574)	(190,242)	(15,185)	(1,143,601)
Consulting (c)	-	-	-	(287,250)
Variable stock based
compensation (c)	37,800	(125,510)	105,457	(125,000)
Stock based compensation
for employees and
directors (c)	1,136,055	-	-	1,136,055
Write-down of "available for
sale" securities (d)	-	-	-	18,450
Net loss under US GAAP	$ (8,112,593)	$(4,675,466)	$(2,580,499)	$(19,138,949)
Basic loss per share
under US GAAP	$ (0.21)	$ (0.15)	$ (0.10)

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Cash Flows

				Cumulative
				from
				March 16,
	Year ended	Year ended	Year ended	2000 to
	August 31,	August 31,	August 31,	August 31,
	2005	2004	2003	2005
Operating activities
Operating activities under
Canadian GAAP	$ (2,591,906)	$(1,167,833)	$ (679,810)	$(6,070,133)
Deferred exploration (a)	(4,219,624)	(2,711,412)	(1,427,706)	(9,866,981)
Operating activities
under US GAAP	$ (6,811,530)	$(3,879,245)	$(2,107,516)	$(15,937,114)

Financing activity
Financing activities under
Canadian and US GAAP	$ 8,468,898	$ 5,970,105	$ 2,558,456	$ 21,756,323

Investing activities
Investing activities under
Canadian GAAP	$ (5,549,707)	$(3,373,746)	$(1,782,903)	$(12,935,729)
Deferred exploration (a)	4,219,624	2,711,412	1,427,706	9,866,981
Investing activities
under US GAAP	$ (1,330,083)	$ (662,334)	$ (355,197)	$ (3,068,748)

(a)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves.  For US GAAP purposes the Company has expensed exploration expenditures in the period incurred.

(b)

Flow-through shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs.  When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company.  The tax effect of this temporary difference is recorded as a cost of issuing the shares.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b)

Flow-through shares (continued)

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits.  The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares.  A liability is recognized for this difference.  The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.  Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.

Furthermore, under US GAAP, the amounts received through the issuance of flow-through shares and not yet expended on the related mineral exploration costs are separately classified as restricted cash.  Such amounts unexpended at August 31, 2005 and 2004 totalled approximately $150,917 and $903,422, respectively.

(c)

Accounting for stock-based compensation

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, (“APB No. 25”), using the intrinsic value based method whereby compensation costs is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.  As at August 31, 2005 no compensation cost has been recorded for any period under this method for US GAAP purposes.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options.  Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period.  During the year ended August 31, 2005, the Company issued options to individuals other than employees and directors, which, under SFAS No. 123, resulted in $147,234 (2004 - $92,881; 2003 -  $42,051) of consulting expenses.

SFAS No. 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB No. 25.  The Company has adopted the disclosure-only provisions of SFAS No. 123.  For the year ending August 31, 2005, the Company uses the fair value method for Canadian GAAP for stock-based compensation to directors, officers, employees and consultants.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation (continued)

The following pro forma financial information presents the net loss for the year ended August 31, 2005 and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2005	2004	2003
Net loss for the period under
US GAAP	$ (8,112,593)	$(4,675,466)	$(2,580,499)
Additional stock based
compensation cost	(1,136,055)	(250,000)	(97,600)
Pro forma net loss	$ (9,248,648)	$(4,925,466)	$(2,678,099)
Pro forma basic and diluted
loss per share	$ (0.23)	$ (0.16)	$ (0.10)

Using the fair value method for stock-based compensation, additional costs of approximately $1,136,055 (2004 - $250,000; 2003 - $97,600) would have been recorded for the year ended August 31, 2005.  These amounts were determined using an option pricing model assuming no dividends are to be paid, a volatility of the Company’s share price of 94% (2004 - 200%; 2003 - 87%) and an annual risk free interest rate of 2.93% (2004 - 3.97%; 2003 - 3.73%).

FASB Interpretation 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised.

Consequently, 120,000 stock options issued to employees and directors that were repriced on March 6, 2002 are now considered to be variable and any increase in the market price over the reduced exercise price must be recognized as compensation cost.  As at August 31, 2005, the market price of the Company’s common shares was $1.15 per share resulting in compensation (recovery) expense of $(37,800) (2004 - $125,510; 2003 - $(105,457)).

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Comprehensive income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.  The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Year ended	Year ended	Year ended
	August 31,	August 31,	August 31,
	2005	2004	2003

Net loss under US GAAP	$ (8,112,593)	$(4,675,466)	$(2,580,499)
Other comprehensive income:
Unrealized (loss) gain on
marketable securities	(289,000)	243,625	84,450
Reclassification adjustments	-	(87,999)	-
Comprehensive net loss
under US GAAP	$ (8,401,593)	$(4,519,840)	$(2,496,049)
Comprehensive loss per share	$ (0.21)	$ (0.14)	$ (0.10)

(e)

Accounting for derivative instruments and hedging activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments.  Therefore, adoption of SFAS No. 133 has no significant financial impact.

(f)

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, Mining Assets: Impairment and Business Combinations.  EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 24, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.  This statement will be effective for fiscal periods beginning after June 15, 2005, on a modified prospective basis.  The Company currently uses the fair value method to account for stock options granted to consultants and the intrinsic value based method for employees and directors, and is assessing the effect of SFAS 123(R) on the Company’s financial statements as presented herein.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29. The guidance in APB No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

On April 15, 2005, the U.S. Securities and Exchange Commission (“SEC”) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share-Based Payment (“SFAS 123(R)”).  The SEC would require that registrants adopt SFAS 123(R)’s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005.  The Company plans to adopt SFAS 123(R) effective July 1, 2006.  The Company is currently evaluating the impact of SFAS 123R on its results of operations, financial position and cash flows.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

13.DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)

Recent accounting pronouncements (continued)

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force (“EITF”) of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred.  This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.  The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements.  The Company will apply this consensus on its results of operations, financial position and cash flows if and when commercial production commences.

On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109.  The proposed interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities.  Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.  The proposed Interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy.  It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized.  The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as the cumulative-effect adjustment in the 2005 statement of earnings (restatement is not permitted).  The comment period ends September 12, 2005.  The Company does not expect the proposed Interpretation to have a material impact on its results.

See accompanying notes to the consolidated financial statements.

PLATINUM GROUP METALS LTD.

(An exploration stage company)

Notes to the Consolidated Financial Statements

August 31, 2005

14.SUBSEQUENT EVENTS

(a)

On May 2, 2005 the Company announced an agreement whereby the Company would purchase all surface and mineral rights to portions of the farm Elandsfontein 102 JQ in exchange for 7.2 million Rand payable in five instalments to December 15, 2005.  At August 31, 2005 payments of 4.2 million Rand had been made.  After year end, on September 16, 2005, the Company made a final discounted payment of R 2.8 million to close the purchase three months early for a reduced total cost of Rand 7.0 million.  In September 2005 the Company was granted a New Order prospecting permit over it’s interests in the Elandsfontein property.  See Note 5 (b) (ii)(1).

(b)

In October 2005 the Company closed non-brokered private placements for 2.2 million units at a price of $1.45 per unit. Each unit consisted of one common share and one half a common share purchase warrant, with each whole warrant exercisable into a common share at a price of $1.75 for a period of 18 months from the date of closing.  A finder’s fee of $45,704 was paid in cash.

See accompanying notes to the consolidated financial statements.